Mail Stop 4561

March 24, 2008

VIA USMAIL and FAX (949) 273 - 4001

Mr. Gary D. Allhusen
Executive Vice-President & Chief Operating Officer
Caneum, Inc.
170 Newport Center Drive, Suite 210
Newport Beach, California 92660

> **Re: Caneum, Inc.**
> **Form 10-KSB for the year ended 12/31/2006**
> **Filed on 7/3/2007**
> **File No. 000-30874**

Dear Mr. Gary D. Allhusen:

We issued comments to you on the above captioned filing on February 6, 2008**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 7, 2008 to provide substantive responses to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 7, 2008**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant